Exhibit 3.2


                                AMENDMENT NO. 1
                      TO THE AMENDED AND RESTATED BY-LAWS
                      OF MEDIALINK WORLDWIDE INCORPORATED



            Amendment No. 1 dated as of October 30, 2003, to the Amended and Restated By-laws of Medialink Worldwide Incorporated (the "Corporation") dated as of August 15, 2001 (the "By-laws").

            Section 1. The Corporation's Board of Directors adopted an Action by Written Consent to amend the Corporation's By-laws to allow for an increase in the number of Directors constituting the whole Board and to allow for changes in such number by adoption of a Board resolution.

            Section 2. Article II, Paragraph 1 of the By-laws is hereby replaced in its entirety by the following:

                  1. Number and qualification. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors constituting the whole Board shall be ten (10) or such number as may be fixed from time to time by action of the directors. The number of directors may be increased or decreased by action of the stockholders or of the directors. Directors need not be stockholders.

            Section 3. In all other respects the By-laws remain unchanged and in full force and effect.